Asia Pacific Resources

News Release

Thai Executive Appointed as CEO of APPC

Toronto ON, January 24, 2006. Asia Pacific Resources Ltd announces the appointment of Mr. Praphant Asava-Aree as President and Chief Executive Officer of the company’s Thailand subsidiary, Asia Pacific Potash Corporation Limited (APPC).

 The Company believes that the Udon Potash project is well defined technically and is ready to proceed into financing, construction and development.  The remaining challenges are to obtain the necessary permits. The Board believes that the appointment of a Thai Chief Executive of APPC will expedite the granting of the mining l icense through relevant government departments and continuing to build the political support necessary to ensure a successful project ..

Mr. Praphant, who is 49, is a respected senior Thai businessman and is familiar with the Udon potash project. His extensive experience covers government dealings, public relations, commerce and manufacturing; he is particularly familiar with business in China.  He brings a wealth of experience to this task and enjoys the support of the Thai directors of APPC. In addition to Thai and English Mr. Praphant speaks both Mandarin and Cantonese.

Mr. Praphant, who has already taken up his new position, will report to Mr. John Bovard, who has stepped down from this position but retains the role of President and CEO of Asia Pacific Resources Ltd.  Mr. Bovard will now focus on commercial negotiations with potential partners in this important project.  The company continues discussions with potential Asian partners/investors whose continuing interest in the project appears to relate to both the substantial increases in potash prices and to the growth in consumption in the Asian market.  Mr. Bovard will remain involved in the technical and commercial aspects of APPC relating to any ongoing studies and the proposed mine development.

Asia Pacific Resources shares are traded on the TSX as well as the Frankfurt and Stuttgart Stock Exchanges, under the symbol APQ, and on the OTCBB under the Symbol APQCF.

The information provided in this news release may contain forward looking statements within the meaning of the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements are based on Asia Pacific Resources' current expectations and beliefs and are subject to a number of risks and uncertainties that can cause actual results to differ materially from those described in forward looking statements.

The Sherbourne Group
Forbes West
(416) 203-2200 or 1-888-655-553
forbes@sherbournegroup.ca
www.apq-potash.com